November 28, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin E. Martin

Re:	NewStar Financial, Inc.
PRER14A and Schedule 13E-3
Filed November 27, 2017 by NewStar Financial, Inc. et al
File No. 001-33211

Dear Ms. Martin:

NewStar Financial, Inc. (the “Company”) has, concurrently with delivery of this letter, filed with the Securities and Exchange Commission (the “Commission”) an amendment to the Preliminary Proxy Statement on Schedule 14A (File No. 001-33211), initially filed on November 9, 2017 and amended on November 27, 2017 (the “Preliminary Proxy Statement”). This letter, together with such amendment, sets forth the Company’s responses to the comments contained in your letter dated November 27, 2017 (the “Comment Letter”). Furthermore, an amendment to the Schedule 13E-3, initially filed on November 27, 2017 (the “Schedule 13E-3”) was also filed in order to replace exhibits that had redacted certain information with unredacted versions. We respectfully advise the staff of the Division of Corporation Finance of the Commission (the “Staff”) that no confidential treatment request was made with respect to the redacted exhibits in the initial Schedule 13E-3 filing.

Set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in the Preliminary Proxy Statement of the requested disclosure or revised disclosure. Terms used but not defined herein have the meanings ascribed to such terms in the Preliminary Proxy Statement.

General

1.	To the extent that filing persons on the Schedule 13E-3 besides NewStar engaged an independent third party that provided a report or opinion materially related to this transaction, disclosure about such a report (including any oral report) and the financial advisor itself must be provided pursuant to Item 1015 of Regulation M-A. Please advise or revise the filings to provide, as applicable.

Response: We respectfully advise the Staff that the Corsair Filing Persons and First Eagle Filing Persons have informed us that they did not engage any independent third party that provided them any report or opinion materially related to the transaction.

2.	Revise to specifically address how the NewStar Board considered other potential transactions that were discussed leading up to this one, including the proposal from Party B at $12.00 per share in cash. Your expanded disclosure should indicate why the Board elected to terminate discussions with Party B, which made an all-cash $12.00 per share offer, and how that offer specifically compared unfavorably, in the Board’s view, to the currently-proposed transaction.

Response: In response to the Staff’s comment, we have included the following disclosure in the section entitled “Recommendation of the NewStar Board and Its Reasons for the Transactions; Fairness of the Transactions” in the Preliminary Proxy Statement:

•	the board discussed other potential transactions leading up to the transactions with First Eagle and GSO, as described in “Special Factors–Background of the Transactions”, and directed management to pursue exploratory discussions with various parties, but none of those discussions led to a formal indication of interest or a proposal for the board to consider;

•	in respect of the proposal from Party B, as described in further detail in the paragraphs beneath these bullets, the board’s view was that the timing and likelihood of receiving a definitive offer was uncertain at best, given among other things:

o	Party B’s decision to not submit any offer subsequent to its preliminary, non-binding indication of interest of $12.00 per share provided on July 5, 2017, which indication of interest was and continued to be subject to completion of Party B’s due diligence review;

o	the fact that, after NewStar informed Party B on September 5, 2017 that it was negotiating a transaction with another party, Party B did not initiate any further inquiries or discussions with NewStar while NewStar, First Eagle and the Asset Buyer negotiated the terms of the merger agreement and asset purchase agreement for over a month prior to signing on October 16, 2017; and

o	the fact that the merger agreement and asset purchase agreement have a go-shop provision that allowed NewStar to contact Party B after signing the merger agreement and asset purchase agreement and the board’s determination that the termination fees under such agreements would not be a meaningful deterrent to Party B (or any other party) proposing an alternative acquisition proposal (and, as described in “Special Factors–Background of the Transactions”, NewStar in fact contacted Party B during the go-shop period and Party B signed a confidentiality agreement and conducted a limited due diligence review of NewStar, but neither Party B nor any other party submitted an acquisition proposal during the go-shop period or afterwards);

•	the fact that the transactions with First Eagle and Asset Buyer would provide more value to NewStar’s stockholders than the transaction proposed by Party B’s indication of interest regardless of whether the transactions close in 2017 or 2018; and

•	the fact that NewStar had not received a firm offer from any other person for the acquisition of NewStar, despite its efforts over the years to sell the company as further described in the “Background”, including:

o	a 2013 sale process in which over 60 parties were contacted and which was reported in the press; however, NewStar only received two preliminary indications of interest, both of which were later withdrawn;

o	the lack of any proposals received in connection with the exploration of a transaction with GSO during 2016 and early 2017, despite over 20 parties being contacted to solicit their interest in investing in an acquisition of, or acquiring, NewStar; and

o	the fact that Party A, after undertaking an extensive due diligence review of NewStar, determined that it was not interested in pursuing a transaction involving NewStar.

3.	State the reasons for undertaking this transaction at this time. See Item 1013(c) of Regulation M-A. Your expanded disclosure should specifically address NewStar’s decision to terminate discussions with Party B and negotiate exclusively with the Corsair and First Eagle filing persons even though Party B indicated by letter dated August 25, 2017 that it was still interested in pursuing a transaction with NewStar.

Response: In response to the Staff’s comment, we have included the following disclosure in the section entitled “Recommendation of the NewStar Board and Its Reasons for the Transactions; Fairness of the Transactions” in the Preliminary Proxy Statement:

Since 2013 NewStar has sought on a number of occasions to sell the company or engage in strategic alternatives. As described under “Special Factors–Background of the Transactions”, these efforts have been in response to fundamental changes in the lending and funding markets following the financial crisis that adversely affected

NewStar’s business model and its ability to generate adequate returns on capital for its stockholders as an independent commercial finance company. After the unsuccessful sale process in 2013 NewStar pursued other alternatives to enhance stockholder value, including the issuance of subordinated notes and warrants to the Franklin Square funds, but despite these efforts NewStar’s return on equity and total stockholder return continued to lag the market and the board and management determined it was in the best interests of NewStar’s stockholders to resume seeking a sale of the company as the best way to maximize stockholder value.

The transaction with GSO and First Eagle was the result of these efforts, which had not previously resulted in any other party making a firm offer for the acquisition of NewStar. After Party B submitted preliminary, non-binding indications of interest on June 30, 2017 and July 5, 2017 (each of which stated that as a result of Party B’s substantial industry experience it expected to be able to complete its due diligence review of NewStar and negotiate definitive documents in three to four weeks), NewStar spent considerable efforts engaging in discussions with Party B and assisting Party B with its due diligence review of the company. Furthermore, a letter was sent to each of Party B and GSO and First Eagle requesting that a proposal be submitted by August 23rd. While GSO and First Eagle submitted a proposal at that time, Party B did not, despite ongoing efforts by NewStar with the assistance of its advisors to encourage Party B to submit a proposal.

Instead, several days after the bid deadline, Party B sent a letter indicating that it was not in a position to submit a proposal at that time, despite the fact that it had submitted its initial indication of interest almost two months before, on June 30th. GSO and First Eagle submitted a revised proposal on August 28, which proposal was conditioned on NewStar negotiating exclusively with GSO and First Eagle. The board approved granting GSO and First Eagle exclusivity only following further negotiation with such parties and obtaining their agreement on key deal terms as described under “Special Factors–Background of the Transactions”, including the fact that there would be a go-shop process in the definitive agreement which would permit NewStar to contact Party B. In addition, the board considered the fact that Party B still had not made a proposal, the fact that the proposal from GSO and First Eagle was conditioned on receiving exclusivity and the judgment of the board and management that the GSO and First Eagle proposal was likely to lead to the signing of definitive transaction agreements on the terms proposed. Accordingly, the board directed NewStar to enter into an agreement providing for a limited period of exclusivity.

After Party B was informed on September 5, 2017 that NewStar was negotiating a transaction with another party, Party B did not initiate any further inquiries or discussions with NewStar while NewStar, First Eagle and the Asset Buyer negotiated the terms of the merger agreement and asset purchase agreement for over a month prior to signing the merger agreement and asset purchase agreement on October 16, 2017. Furthermore, despite Party B indicating that it would be in a position to complete its due diligence review and submit a proposal in a few weeks, Party B never submitted a proposal subsequent to its August 25 letter. In addition, Party B did not submit a proposal after being contacted in the go-shop period, signing a new confidentiality agreement, being provided access to the virtual data room and having access to NewStar’s management to address questions from Party B regarding its due diligence review.

4.	See our comment above. In the appropriate sections of the proxy statement, provide the same disclosure as to the First Eagle and Corsair filing persons’ reasons for undertaking this transaction at this time.

Response: In response to the Staff’s comment, we have revised the section entitled “Purposes and Reasons of First Eagle and Corsair for the Merger” in the Preliminary Proxy Statement as follows (with underlining indicating new language):

If the merger is completed, NewStar will become an indirect, wholly owned subsidiary of First Eagle, and the common stock of NewStar will cease to be publicly traded. For the First Eagle Filing Persons, the primary purpose of the merger is to allow First Eagle to indirectly own equity interests in NewStar and to bear the rewards and risks of such ownership after the merger is completed and the NewStar common stock ceases to be publicly traded. First Eagle has been interested in expanding its investment platform to include fundamental capabilities in corporate and middle market credit investing in order to enhance its ability to serve both institutional and retail investors through many life cycles and market cycles. In particular, First Eagle expects that following completion of the merger, First Eagle will be able to expand its asset management platform by providing NewStar’s credit strategies to institutional and retail investors. First Eagle decided to undertake the merger at this time given GSO’s interest in contemporaneously acquiring a portfolio of NewStar’s investment assets, which provided an opportunity for First Eagle to pursue a transaction with NewStar. For the Corsair Filing Persons, the primary purpose of the merger is to receive the merger consideration. In addition to the reasons cited in “Recommendation of the NewStar Board and Its Reasons for the Transactions; Fairness of the Transactions”, the Corsair Filing Persons believe that this is the appropriate time to sell NewStar in light of the fact that (a) the NewStar board has endeavored on multiple occasions over the past four years to sell the company (or find another compelling strategic alternative) (as described in “Background of the Transactions” beginning on page [•] of this proxy statement) and (b) the Corsair Filing Persons believe the sale of NewStar to be the value maximizing alternative relative to the value proposition for NewStar’s stockholders as a standalone public company.

5.	Revise the first sentence of this section to more fully explain why NewStar determined to engage in this transaction. The current disclosure, that it did so to allow shareholders to receive the merger consideration, does not satisfy your disclosure obligations under Item 1013(c) of Regulation M-A.

Response: In response to the Staff’s comment, we have revised the section entitled “Purpose and Reasons of NewStar for the Transaction” in the Preliminary Proxy Statement as follows (with underlining indicating new language):

As discussed above, our board and management determined previously that a sale of the company was likely the best way to maximize stockholder value, and after exploring alternatives over an extended period determined that the transactions with GSO and First Eagle are the strategic alternative that provides the highest value reasonably available at this time. This determination was based on the analyses, determinations and conclusions of the board described in detail above under “—Recommendation of the NewStar Board and Its Reasons for the Transactions; Fairness of the Transactions” beginning on page [•] of this proxy statement.

6.	The materials filed as exhibits to the Schedule 13E-3 from NewStar’s Financial Advisors focus in significant part on comparing this proposed transactions (as it evolved during the negotiations between the parties) and other proposals received, including what we presume to be the offer from “Party B” referenced in your materials. Revise the description of those materials to reflect this and to describe how the fairness analyses compared the different potential transactions.

Response: In response to the Staff’s comment, we have revised the section entitled “Opinions of NewStar’s Financial Advisors–Opinion of Credit Suisse Securities (USA) LLC–Preliminary Discussion Materials” in the Preliminary Proxy Statement with applicable disclosure.

*****

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 455-3675.

Very truly yours,

/s/ Lee Meyerson

cc:	Robert K. Brown

NewStar Financial, Inc.

500 Boylston Street, Suite 1250

Boston, MA 02116